# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SuperX AI Technology Ltd, CIK 0001897087
CUSIP: G5294K110
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 30 Pasir Panjang Road,, #06-31, Mapletree Business City, Singapore (U0), 117440
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001693745

## Reporting persons
- Anatole Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 2,400,000; sole dispositive power 0; shared dispositive power 2,400,000; aggregate amount beneficially owned 2,400,000 (5.48% of the class)
  Comment: (1) Reflects 1,800,000 ordinary shares, no par value ("Ordinary Shares"), of SuperX AI Technology Limited (the "Issuer"), and warrants to purchase 600,000 Ordinary Shares, at a price of $13.00 per Ordinary Share (the " Warrants"), which are immediately exercisable, in each case beneficially owned by Anatole Investment Management Limited.
  (2) The denominator of the fraction upon which this percentage is calculated is based on 43,216,535 Ordinary Shares outstanding as of December 31, 2025, as provided by the Issuer, which is adjusted to include the 600,000 Ordinary Shares issuable upon exercise of the Warrants beneficially owned by Anatole Investment Management Limited.
- Anatole Holding Company: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,400,000; sole dispositive power 0; shared dispositive power 2,400,000; aggregate amount beneficially owned 2,400,000 (5.48% of the class)
  Comment: (1) Anatole Holding Company is the sole shareholder of Anatole Investment Management Limited. See Note 1 to the Cover Page for Anatole Investment Management Limited.
  (2) See Note 2 to the Cover Page for Anatole Investment Management Limited.
- Xiaofan Yang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 2,400,000; sole dispositive power 0; shared dispositive power 2,400,000; aggregate amount beneficially owned 2,400,000 (5.48% of the class)
  Comment: (1) Through his direct and indirect ownership and/or investment control in Anatole Holding Company, Xiaofan Yang may be deemed to be the beneficial owner of the reported shares. See Note 1 to the Cover Page for Anatole Investment Management Limited.
  (2) See Note 2 to the Cover Page for Anatole Investment Management Limited.

## Item 1. Issuer
Name of issuer: SuperX AI Technology Ltd
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #06-31, Mapletree Business City, Singapore, 117440

## Item 2. Person Filing
Name of person filing: (i) Anatole Investment Management Limited; (ii) Anatole Holding Company; (iii) Xiaofan Yang
Address of principal business office or, if none, residence:
17/F Southland Building
48 Connaught Road
Central, Hong Kong
Citizenship: (i)Anatole Investment Management Limited: Hong Kong; (ii) Anatole Holding Company: Cayman Islands; (iii) Xiaofan Yang: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Anatole Investment Management Limited is an investment manager licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 (Asset Management) regulated activities in Hong Kong.

## Item 4. Ownership
Amount beneficially owned: (i) Anatole Investment Management Limited: 2,400,000; (ii) Anatole Holding Company: 2,400,000; (iii) Xiaofan Yang: 2,400,000
Percent of class: (i) Anatole Investment Management Limited: 5.48%; (ii) Anatole Holding Company: 5.48%; (iii) Xiaofan Yang: 5.48%
Sole power to vote or to direct the vote: (i) Anatole Investment Management Limited: 0; (ii) Anatole Holding Company: 0; (iii) Xiaofan Yang: 0
Shared power to vote or to direct the vote: (i) Anatole Investment Management Limited: 2,400,000; (ii) Anatole Holding Company: 2,400,000; (iii) Xiaofan Yang: 2,400,000
Sole power to dispose or to direct the disposition: (i) Anatole Investment Management Limited: 0; (ii) Anatole Holding Company: 0; (iii) Xiaofan Yang: 0
Shared power to dispose or to direct the disposition: (i) Anatole Investment Management Limited: 2,400,000; (ii) Anatole Holding Company: 2,400,000; (iii) Xiaofan Yang: 2,400,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by the Reporting Persons are directly held by (i) Anatole Partners Master Fund, L.P. and (ii) Anatole Partners Enhanced Master Fund, L.P., for which Anatole Investment Management Limited serves as the investment manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Anatole Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
EXHIBIT 1
Joint Filing Agreement

## Signatures
- Anatole Investment Management Limited: /s/ Gary Lee, Gary Lee/Director (02/17/2026)
- Anatole Holding Company: /s/ Gary Lee, Gary Lee/Director (02/17/2026)
- Xiaofan Yang: /s/ Xiaofan Yang, Xiaofan Yang (02/17/2026)